 Exhibit 99(a)(1)(C)
THIS IS NOTIFICATION OF THE QUARTERLY REPURCHASE OFFER.
IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES
AT THIS TIME, KINDLY DISREGARD THIS NOTICE.
November 20, 2017
Dear Stockholder:
No action is required of you at this time. We have sent this letter to you only to announce the quarterly repurchase offer (the “Offer”) by Terra Income Fund 6, Inc. (the “Company”). The purpose of this Offer is to provide liquidity to holders of shares of the Company’s common stock (the “Shares”), for which there is otherwise no public market, by offering to repurchase some or all of their Shares at a price per Share equal to $10.00, which represents the Company’s net asset value (“NAV”) per Share as of September 30, 2017. The Offer period will begin on or before November 24, 2017 and end at 3:00 p.m., Central Time, on December 29, 2017. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, we anticipate that all properly completed and duly executed Letters of Transmittal returned to the Company will be processed on or about December 31, 2017.
IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES, PLEASE DISREGARD THIS NOTICE. The Company will contact you again next quarter and each quarter thereafter to notify you if the Company intends to offer to repurchase a portion of its issued and outstanding Shares. If you would like to tender a portion or all of your Shares for repurchase, please complete the Letter of Transmittal included with this letter and return it to the Company at the address below. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that the Company is only offering to repurchase up to 111,881 Shares (which represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2016).
All requests to tender Shares must be received in good order by the Company, at the address below, by 3:00 p.m., Central Time, on December 29, 2017.
For delivery by regular mail:	For delivery by registered, certified or express mail, by overnight courier or by personal delivery:
Terra Income Fund 6, Inc. c/o DST Systems, Inc. P.O. Box 219095 Kansas City, MO 64121-9095	Terra Income Fund 6, Inc. c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105
If you have any questions, please call your financial advisor or call the Company at (212) 753-5100.
Sincerely,
/s/ Bruce D. Batkin Bruce D. Batkin Chief Executive Officer